SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
TONGJITANG CHINESE MEDICINES COMPANY
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G8918E106
(CUSIP Number)

Mr. Xiaochun Wang	Jianguo Yang	With a copy to:
Room 3030, Four Seasons Place,	Fosun Industrial Co., Limited	Scott Clemens
8 Finance Street, Central,	Level 28	Baker & McKenzie LLP
Hong Kong	Three Pacific Place	Suite 3401, China World Tower 2
(86) 139 1818 3126	1 Queen’s Road East	China World Trade Center
	Hong Kong	1 Jianguomenwai Avenue
	China	Beijing 100004, People’s Republic of China
	(86)(21) 6332 5563	(86)(10) 6535 3971
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 14, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Xiaochun Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, AF, OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,950,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	67.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Hanmax Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,950,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	67.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Fosun Industrial Co., Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong, China

	7	SOLE VOTING POWER

NUMBER OF		16,050,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,050,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,050,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 8, 2010 (the “Original 13D”) by Xiaochun Wang, Hanmax Investment Limited (“Hanmax Investment”) and Fosun Industrial Co., Limited (“Fosun Industrial” and, together with Mr. Xiaochun Wang and Hanmax Investment, the “Reporting Persons”) with respect to the ordinary shares, par value $0.001 per share (“Shares”), including the American Depositary Shares (“ADSs”), each of which represents four Shares, of Tongjitang Chinese Medicines Company (the “Company”) as previously amended by Amendment No. 1 to the Original 13D filed on June 7, 2010, Amendment No. 2 to the Original 13D filed on August 2, 2010, Amendment No. 3 to the Original 13D filed on October 12, 2010 and Amendment No. 4 to the Original 13D filed on November 4, 2010. Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original 13D.
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
On March 31, 2011, at 10:00 a.m. (China time), an extraordinary general meeting of shareholders of the Company was held at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, the People’s Republic of China. At the extraordinary general meeting, the Company’s shareholders voted to approve the Merger and to approve and adopt the agreement and plan of merger dated as of October 29, 2010, as amended on February 21, 2011 (the “Merger Agreement”), among the Company, Hanmax Investment, Fosun Industrial and Tonsun International Company Limited (“Merger Sub”), and the other transactions contemplated thereby. No holders of Shares have validly exercised their appraisal rights under Cayman Islands law.
On April 14, 2011, Merger Sub and the Company filed a plan of merger (the “Plan of Merger”) with the Registrar of Companies of the Cayman Islands (“Cayman Registrar”) and on April 14, 2011, the Plan of Merger was registered by the Cayman Registrar, pursuant to which the Merger was consummated. As a result of the Merger, the Company will continue its operations as a privately-held company owned solely by Hanmax Investment and Fosun Industrial.
At the effective time of the Merger, each Share and ADS issued and outstanding immediately prior to the effectiveness of the Merger (other than the Shares and ADSs owned by Hanmax Investment and Fosun Industrial and their subsidiaries) was cancelled in exchange for the right to receive $1.125 in cash per Share ($4.50 per ADS), in each case without interest and less any applicable taxes. In addition, each outstanding option to purchase Shares under the Company’s 2006 Share Incentive Plan was cancelled without payment of any consideration from the Company for such options because no such option had an exercise price that was less than the $1.125 per Share merger consideration. The Company will award cash consideration of $50,000 to each of the independent committee members in lieu of the issuance of restricted shares previously granted to them under the Company’s 2006 Share Incentive Plan. In addition, at the effective time of the Merger, the separate corporate existence of Merger Sub ceased.
Immediately prior to the Merger (a) the authorized share capital of Merger Sub was US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share, all of which had been issued and fully paid, and (b) the authorized share capital of the Company was US$500,000 divided into 500,000,000 ordinary shares of US$0.001 par value per share of which 104,066,526 ordinary shares had been issued and fully paid. Pursuant to the Plan of Merger, each issued and outstanding ordinary share of Merger Sub has been converted into and continues as an ordinary share of the Company in accordance with the provisions of the Merger Agreement. Following the Merger, the authorized share capital of the Company is US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share, of which, (a) Hanmax Investment and Wang Xiaochun beneficially own and share voting and dispositive power with respect to 33,950,000 ordinary shares, or 67.9% of the issued and outstanding ordinary shares and (b) Fosun Industrial beneficially owns and has sole voting and dispositive power with respect to 16,050,000 ordinary shares, or 32.1% of the issued and outstanding ordinary shares.
The removal of the ADSs from listing on the New York Stock Exchange will be effective 10 days after the filing of Form 25. The withdrawal of registration of the ADSs registered under Section 12(b) of the Securities Exchange Act of 1934, as amanded, will take effect in 90 days, or such shorter period as the SEC may determine, after the Form 25 is filed with the SEC. For purposes of Section 12 of the Exchange Act, the ADSs will no longer be considered listed on a national securities exchange upon the effective date of delisting even though the withdrawal of registration is effective at a later time. The Company’s duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations thereunder as a result of the ADS’s registration under Section 12(b) of the Exchange Act will be suspended upon the effective date of the delisting.

Item 5. Interest in Securities of the Company
Item 5 is hereby amended and supplemented as follows:
As of April 14, 2011, the beneficial ownership of each Reporting Person is based on a total of 50,000,000 ordinary shares issued and outstanding as of April 14, 2011. All of the share numbers reported below are as of April 14, 2011.

	Amount					Shared
	Beneficially	Percentage of	Sole Voting	Shared Voting	Sole Dispositive	Dispositive
Name of Person	Owned(1)	Class(2)	Power	Power	Power	Power

Xiaochun Wang	33,950,000	67.9%	—	33,950,000	—	33,950,000
Hanmax Investment	33,950,000	67.9%	—	33,950,000	—	33,950,000
Fosun Industrial	16,050,000	32.1%	16,050,000	—	16,050,000	—

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 50,000,000 ordinary shares outstanding as of April 14, 2011.
Except as described herein, none of the Reporting Persons has effected any transactions in the ordinary shares during the past 60 days.
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ordinary shares beneficially owned by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented as follows:
On April 14, 2011, Merger Sub and the Company executed the Plan of Merger and filed the Plan of Merger and other documents required by the Cayman Companies Law with the Cayman Registrar as provided in Section 233 of the Cayman Companies Law. The Merger became effective on April 14, 2011, at the time when the Plan of Merger was registered by the Cayman Registrar. The description of the Plan of Merger set forth under Item 4 is incorporated by reference into this Item 6 and is qualified in its entirety by the full text of the Plan of Merger. The Plan of Merger is being filed as an exhibit to this Amendment No. 5 to the Original 13D.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby supplemented by adding the following exhibit:

99.12	Plan of Merger dated April 14, 2011, by and among Tonsun International Company Limited and Tongjitang Chinese Medicines Company

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 15, 2011

XIAOCHUN WANG
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang

HANMAX INVESTMENT LIMITED
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang
	Title:	Director

FOSUN INDUSTRIAL CO., LIMITED
By:	/s/ Qiyu Chen
	Name:	Qiyu Chen
	Title:	Chairman of the Board of Directors